                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)/1/

                            MAXWELL SHOE COMPANY INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  577766 10 8
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                                 (CUSIP number)
______________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 6 Pages)
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CUSIP NO. 577766 10 8              13G                     Page 2 OF 6 PAGES
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              Maxwell V. Blum
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                      (b) [ ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
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     NUMBER OF       5   SOLE VOTING POWER
      SHARES                                    910,690
                   -------------------------------------------------------------
   BENEFICIALLY      6   SHARED VOTING POWER
     OWNED BY
                   -------------------------------------------------------------
       EACH          7   SOLE DISPOSITIVE POWER
     REPORTING                                  910,690
                   -------------------------------------------------------------
    PERSON WITH      8   SHARED DISPOSITIVE POWER

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     910,690
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     26.7%
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12  TYPE OF REPORTING PERSON*

                                 IN (Individual)
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ITEM 1(a).  NAME OF ISSUER:

            Maxwell Shoe Company Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           101 Sprague Street
           P.O. Box 37
           Readville, Massachusetts  02137

ITEM 2(a). NAME OF PERSON FILING:

           Maxwell V. Blum

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           Maxwell Shoe Company Inc.
           101 Sprague Street
           P.O. Box 37
           Readville, Massachusetts  02137

ITEM 2(c). CITIZENSHIP:

           U.S. citizen

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Class A Common Stock, $.01 par value ("Class A Stock"). The Reporting Person is also the record owner of shares of Class B Common Stock, $.01 par value ("Class B Stock"), which are not registered under
           Section 12 of the Securities Exchange Act of 1934 (the "Act"), but which are immediately convertible into an equal number of shares of Class A Stock. The Issuer's Class A Stock is registered under Section 12 of the Act.

ITEM 2(e). CUSIP NUMBER:

           577766 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act,

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

                                  Page 3 of 6.
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           (e) [ ] Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940,

           (f) [ ] Employee Benefit Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Pension Fund 13d-1(b)(1)(ii)(F),

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,


           (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.    OWNERSHIP.

           (a) Amount beneficially owned:

               Maxwell V. Blum owns stock options which are exercisable within 60 days into 8,500 shares of Class A Stock and directly beneficially owns 878,440 shares of Class B Stock. Additionally, Mr. Blum may be deemed to beneficially own 23,750 shares of Class A Stock which were gifted by Mr. Blum to a private charitable foundation (the "Gifted Shares"), and with respect to which Mr. Blum retains voting and investment power.

           (b) Percent of class:

               If the shares of Class B Stock owned by Mr. Blum were converted into Class A Stock, the shares of Class A Stock which he is entitled to purchase upon the exercise of stock options were purchased and the Gifted Shares are included in the beneficial ownership computation, Mr. Blum would own approximately 26.7% of the outstanding shares of Class A Stock.

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 910,690

               (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                     910,690

               (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                                  Page 4 of 6.
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     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [         ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.  CERTIFICATION.

     Not applicable.

                                  Page 5 of 6.
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                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  August 26, 1997


                                /s/ Maxwell V. Blum
                              -------------------------------
                              Maxwell V. Blum



                                  Page 6 of 6.